Exhibit (d)(2)

EMLES TRUST

MANAGEMENT AGREEMENT

Exhibit A

Dated: Dated: September 29, 2020

Fund	Percentage of Average Daily Net Assets
Emles @ Home ETF	0.49%
Emles Made in America ETF	0.49%
Emles Protective Allocation ETF	0.55%
Emles Real Estate Credit ETF	0.48%
Emles Luxury Goods ETF	0.60%
Emles Federal Contractors ETF	0.60%